Exhibit 4.18

DESCRIPTION OF CAPITAL STOCK

The following description of the capital stock of AYRO, Inc. (“we,” “our,” “us” and the “Company”) and provisions of our Amended and Restated Certificate of Incorporation (as amended, the “Articles of Incorporation”), and Amended and Restated Bylaws (as amended, the “Bylaws”) are intended as summaries and are qualified by reference to the Articles of Incorporation and the Bylaws which are filed as exhibits to our Annual Report on Form 10-K and are incorporated herein by reference.

Authorized Capital Stock

Our Articles of Incorporation authorize us to issue 200,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”), and 20,000,000 shares of preferred stock, par value $0.0001 per share, of which 8,500 are designated as Series H Convertible Preferred Stock (“Series H Preferred Stock”), 8,461 are designated as Series H-3 Convertible Preferred Stock (“Series H-3 Preferred Stock”), 50,000 are designated as Series H-6 Convertible Preferred Stock (“Series H-6 Preferred Stock”), and 22,000 are designated as Series H-7 Convertible Preferred Stock (“Series H-7 Preferred Stock”)

The authorized and unissued shares of Common Stock and the authorized and undesignated shares of preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Unless approval of our stockholders is so required, our board of directors does not intend to seek stockholder approval for the issuance and sale of our Common Stock or preferred stock.

Common Stock

Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Each election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of Common Stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. So long as any shares of Series H-7 Preferred Stock are outstanding, as they are at this time, we are not able to declare or pay any cash dividend or distribution on any of our capital stock (other than as required by the Series H-7 Preferred Stock Certificate of Designations (“Series H-7 Certificate of Designations”)) without the prior written consent of the Required Holders (as defined in the Series H-7 Certificate of Designations).

In the event of the Company’s liquidation or dissolution, the holders of our Common Stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any of our outstanding preferred stock. Holders of our Common Stock have no preemptive, subscription, redemption or conversion rights. No sinking fund provisions are applicable to our Common Stock. The rights, preferences and privileges of holders of our Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future. All outstanding shares of our Common Stock are validly authorized and issued, fully paid and nonassessable.

The transfer agent and registrar for our Common Stock is Issuer Direct Corporation. The transfer agent’s address is One Glenwood Ave, Suite 1001, Raleigh, NC 27603. Our Common Stock is listed on The Nasdaq Capital Market under the symbol “AYRO.”

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights. Issuance of preferred stock by our board of directors may result in such shares having dividend and/or liquidation preferences senior to the rights of the holders of our Common Stock and could dilute the voting rights of the holders of our Common Stock.

Prior to the issuance of shares of each series of preferred stock, our board of directors is required by the Delaware General Corporation Law (“DGCL”) and our certificate of incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, some or all of the following:

●	the number of shares constituting that series and the distinctive designation of that series, which number may be increased or decreased (but not below the number of shares then outstanding) from time to time by action of the board of directors;

●	the dividend rate and the manner and frequency of payment of dividends on the shares of that series, whether dividends will be cumulative, and, if so, from which date;

●	whether that series will have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights;

●	whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the board of directors may determine;

●	whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption;

●	whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

●	whether or not the shares of the series will have priority over or be on a parity with or be junior to the shares of any other series or class in any respect;

●	the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights or priority, if any, of payment of shares of that series; and

●	any other relative rights, preferences and limitations of that series.

Series H Convertible Preferred Stock

Under the terms of the Series H Certificate of Designation, each share of the Company’s Series H Preferred Stock has a stated value of $154.00 and is convertible into shares of the Company’s Common Stock, equal to the stated value divided by the conversion price of $1,478.40 per share (subject to adjustment in the event of stock splits or dividends). The Company is prohibited from effecting the conversion of the Series H Preferred Stock to the extent that, as a result of such conversion, the holder would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of the Company’s Common Stock calculated immediately after giving effect to the issuance of shares of Common Stock upon such conversion. In the event of liquidation, the holders of the Series H Preferred Stock are entitled, pari passu with the holders of Common Stock, to receive a payment in the amount the holder would receive if such holder converted the Series H Preferred Stock into Common Stock immediately prior to the date of such payment.

Series H-3 Convertible Preferred Stock

Pursuant to the Series H-3 Preferred Stock Certificate of Designations (the “Series H-3 Certificate of Designation”), the holders of the Company’s Series H-3 Preferred Stock were entitled to elect up to two members of the then-seven-member Board, subject to certain step downs. Under the terms of the Series H-3 Certificate of Designation, each share of the Series H-3 Preferred Stock has a stated value of $138.00 and is convertible into shares of Common Stock, equal to the stated value divided by the conversion price of $1,324.80 per share (subject to adjustment in the event of stock splits and dividends). The Company is prohibited from effecting the conversion of the Series H-3 Preferred Stock to the extent that, as a result of such conversion, the holder or any of its affiliates would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of Common Stock calculated immediately after giving effect to the issuance of shares of Common Stock upon the conversion of the Series H-3 Preferred Stock.

In the event of liquidation, the holders of the Series H-3 Preferred Stock are entitled, pari passu with the holders of Common Stock, to receive a payment in the amount the holder would receive if such holder converted the Series H-3 Preferred Stock into Common Stock immediately prior to the date of such payment.

Series H-6 Convertible Preferred Stock

On February 5, 2020, the Company filed the Certificate of Designations, Preferences and Rights of the Series H-6 Preferred Stock (the “Series H-6 Certificate of Designation”) with the Secretary of State of the State of Delaware, establishing and designating the rights, powers and preferences of the Series H-6 Preferred Stock. The Company designated up to 50,000 shares of Series H-6 Preferred Stock and each share has a stated value of $72.00 (the “H-6 Stated Value”). Each share of Series H-6 Preferred Stock is convertible at any time at the option of the holder thereof, into a number of shares of Common Stock of the Company determined by dividing the H-6 Stated Value by the initial conversion price of $28.80 per share, which was then further reduced to $20.00 under the anti-dilution adjustment provision, subject to a 9.99% blocker provision and then decreased to $5.76 upon the Company’s one-for-eight reverse stock split effective on September 15, 2023 (“Reverse Stock Split”). The Series H-6 Preferred Stock has the same dividend rights as the Common Stock, except as provided for in the Series H-6 Certificate of Designation or as otherwise required by law. The Series H-6 Preferred Stock also has the same voting rights as the Common stock, except that in no event shall a holder of Series H-6 Preferred Stock be permitted to exercise a greater number of votes than such holder would have been entitled to cast if the Series H-6 Preferred Stock had immediately been converted into shares of Common Stock at a conversion price equal to $5.76. In addition, a holder (together with its affiliates) may not be permitted to vote Series H-6 Preferred Stock held by such holder to the extent that such holder would beneficially own more than 9.99% of the Company Common Stock. In the event of any liquidation or dissolution, the Series H-6 Preferred Stock ranks senior to the Common Stock in the distribution of assets, to the extent legally available for distribution.

The holders of Series H-6 Preferred Stock are entitled to certain anti-dilution adjustments if the Company issues shares of its Common Stock at a lower price per share than the applicable conversion price of the Series H-6 Preferred Stock. If any such dilutive issuance occurs prior to the conversion of the Series H-6 Preferred Stock, the conversion price will be adjusted downward to a price that cannot be less than $5.76.

Series H-7 Convertible Preferred Stock

The Series H-7 Preferred Stock are convertible into Common Stock (the “Conversion Shares”) at the election of the holder at any time at an initial conversion price of $8.00 (the “Conversion Price”), which, following the Company’s Reverse Stock Split and pursuant to the stock combination event adjustment provisions in the Series H-7 Certificate of Designations, was subsequently reduced to $2.00. The Conversion Price is subject to adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment in the event of any issuances of Common Stock, or securities convertible, exercisable or exchangeable for Common Stock, at a price below the then-applicable Conversion Price (subject to certain exceptions). The Company is required to redeem the Series H-7 Preferred Stock in 12 equal monthly installments from, and including, the applicable Installment Date (as defined in the Series H-7 Certificate of Designations). On February 9, 2024, the Company filed with the Secretary of State of the State of Delaware a Certificate of Amendment of Certificate of Designations of Series H-7 Convertible Preferred Stock, which became effective upon filing, which amended the commencement of the monthly installment dates, to be between May 7, 2024, and August 7, 2025. The first such installment dates were May 7, 2024 and August 7, 2024, as elected by the applicable investor.

The amortization payments due upon redemption of the Series H-7 Preferred Stock are payable, at the Company’s election, in cash at 105% of the Installment Redemption Amount (as defined in the Series H-7 Certificate of Designations), or subject to certain limitations, in shares of Common Stock valued at the lower of (i) the Conversion Price then in effect and (ii) the greater of (A) 80% of the average of the three lowest closing prices of the Company’s Common Stock during the thirty consecutive trading day period immediately prior to the date the amortization payment is due and (B) $0.744 (as adjusted for the Company’s Reverse Stock Split and subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events) or, in any case, such lower amount as permitted, from time to time, by the Nasdaq Stock Market. The holders of the Series H-7 Preferred Stock have the option to defer amortization payments or, subject to certain limitations as specified in the Series H-7 Certificate of Designations, can elect to accelerate installment conversion amounts.

The holders of the Series H-7 Preferred Stock are entitled to dividends of 8.0% per annum, compounded monthly, which are payable in cash or shares of Common Stock at the Company’s option, in accordance with the terms of the Series H-7 Certificate of Designations. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Series H-7 Certificate of Designations), the Series H-7 Preferred Stock will accrue dividends at the rate of 15% per annum. Upon conversion or redemption, the holders of the Series H-7 Preferred Stock are also entitled to receive a dividend make-whole payment.

The Series H-7 Certificate of Designations provides that, except as required by applicable law, the holders of the Series H-7 Preferred Stock will be entitled to vote with holders of the Common Stock on an as converted basis, with the number of votes to which each holder of Series H-7 Preferred Stock is entitled to be determined by dividing the Stated Value by a conversion price equal to $5.76 per share (as adjusted for the Reverse Stock Split), which was the “Minimum Price” (as defined in Nasdaq Listing Rule 5635(d)) applicable immediately before the execution and delivery of the Series H-7 Purchase Agreement, subject to certain beneficial ownership limitations and adjustments for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions, as set forth in the Certificate of Designations.

Notwithstanding the foregoing, the Company’s ability to settle conversions and make amortization and dividend make-whole payments using shares of Common Stock is subject to certain limitations set forth in the Series H-7 Certificate of Designations. Further, the Series H-7 Certificate of Designations contains a certain beneficial ownership limitation after giving effect to the issuance of shares of Common Stock issuable upon conversion of, or as part of any amortization payment or dividend make-whole payment under, the Series H-7 Certificate of Designations or Series H-7 Warrants.

The Series H-7 Certificate of Designations includes certain triggering events including, among other things, the suspension from trading or the failure of the Common Stock to be trading or listed (as applicable) on an eligible market for a period of five (5) consecutive trading days, the Company’s failure to pay any amounts due to the holders of the Series H-7 Preferred Stock when due. In connection with a triggering event, each holder of Series H-7 Preferred Stock will be able to require the Company to redeem in cash any or all of the holder’s Series H-7 Preferred Stock at a premium set forth in the Series H-7 Certificate of Designations.

The Series H-7 Certificate of Designations contains certain restrictive provisions, including (i) a requirement to maintain unencumbered, unrestricted cash and cash equivalents on hand in an amount equal to (a) until December 31, 2023, at least $20,000,000 plus the net proceeds from the sale of the Series H-7 Preferred Stock pursuant to the Series H-7 Purchase Agreement, and (b) from January 1, 2024 and until an aggregate of eighty percent (80%) of the Series H-7 Preferred Stock have been converted into shares of Common Stock, at least $21,000,000, and (ii) a requirement to deposit an amount equal to $10,000,000 from the Private Placement proceeds into a newly established segregated deposit account of the Company (“Segregated Cash”), and to use such Segregated Cash solely for the purpose of performing the Company’s monetary obligations to the holders of the Series H-7 Preferred Stock, provided, however, that the Company may use the Segregated Cash for any purpose, including general corporate purposes, with the prior written consent of holders of at least 75% of the outstanding Series H-7 Preferred Stock.

On December 2, 2024, the Company entered into a Wavier and Amendment Agreement (the “Amendment”) with the Required Holders (as defined in the Certificate of Designations). Pursuant to the Amendment, the Company and the Required Holders agreed (i) to amend (a)

On December 2, 2024, the Company filed a Certificate of Amendment to the Series H-7 Certificate of Designations with the Secretary of State of the State of Delaware, (the “Certificate of Amendment”), which amends the Series H-7 Certificate of Designations such that certain director equity grants are deemed to constitute “Excluded Securities” under the Series H-7 Certificate of Designations. The Certificate of Amendment was filed with the Secretary of State of the State of Delaware, effective as of December 2, 2024.

On March 30, 2025, the Company entered into an Omnibus Waiver and Amendment Agreement (“Waiver and Amendment Agreement”) with the Required Holders (as defined in the Certificate of Designations), pursuant to which, the Required Holders agreed (A) to amend (i) the Certificate of Designations, as described below,

On March 31, 2025, the Company filed a Certificate of Amendment to the Series H-7 Certificate of Designations with the Secretary of State of the State of Delaware, (the “March 2025 Certificate of Amendment”), which amends the Series H-7 Certificate of Designations to (i) amend the restrictive covenant of the Series H-7 Certificate of Designations such that the Company is required from January 1, 2025, until no shares of Seres H-7 Preferred Stock are outstanding, to maintain unencumbered, unrestricted cash and cash equivalents on hand in amount equal to at least 120% of the aggregate Stated Value (as defined in the Series H-7 Certificate of Designations) of the Series H-7 Preferred Stock then outstanding, (ii) amend the definition of “Excluded Securities” such that the definition includes the issuance of Common Stock issued after the date of the Purchase Agreement (as defined in the Series H-7 Certificate of Designations) pursuant to an Approved Stock Plan (as defined in the Purchase Agreement), which in the aggregate does not exceed more than 2% of the shares of Common Stock issued and outstanding on the date immediately prior to the date of the Purchase Agreement, and (iii) remove the restrictive covenant provision relating to the Segregated Cash (as defined in the Series H-7 Certificate of Designations) requirement. The March 2025 Certificate of Amendment was filed with the Secretary of State of the State of Delaware, effective as of March 31, 2025.

Anti-Takeover Effects of Certain Provisions of Delaware Law, our Certificate of Incorporation and Bylaws

Delaware Law

We are subject to Section 203 of the DGCL, which prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three (3) years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving the Company and the “interested stockholder” and the sale of more than 10% of the Company’s assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Potential Effects of Authorized but Unissued Stock

We have shares of Common Stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved Common Stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of the Company’s management. In addition, our board of directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the DGCL and subject to any limitations set forth in our amended and restated certificate of incorporation, as amended. The purpose of authorizing our board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of the Company’s outstanding voting stock.

Limitations of Director Liability and Indemnification of Directors, Officers and Employees

Section 145 of the DGCL permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the Company. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.